Organovo Holdings, Inc.

11555 Sorrento Valley Road, Suite 100

San Diego, CA 92121

May 3, 2024

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0406

Re:	Organovo Holdings, Inc.

Registration Statement on Form S-1, as amended

Initially Filed on April 12, 2024

Registration No. 333-278668

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Organovo Holdings, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-278668) of the Company, filed with the Securities and Exchange Commission on April 12, 2024 and amended on April 30, 2024 (as amended, the “Registration Statement”), be accelerated so that the Registration Statement shall become effective at 5:00 p.m. (Eastern Time) on May 7, 2024, or as soon as possible thereafter.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Samantha Eldredge of Paul Hastings LLP, by telephone at (650) 320-1838 or by email at samanthaeldredge@paulhastings.com. The Company hereby authorizes Ms. Eldredge to orally modify or withdraw this request for acceleration.

Sincerely,

ORGANOVO HOLDINGS, INC.

By:	/s/ Keith Murphy
Name:	Keith Murphy
Title:	Executive Chairman

cc: Samantha H. Eldredge, Esq. (Paul Hastings LLP)